Exhibit 12.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010	2009	2008	2007	2006
(000’s, except ratios)

Earnings:

Net Income, per Consolidated Statement of Earnings	$9,616	$10,049	$9,735	$8,746	$8,033

Federal and State Income Taxes included in Operations	4,464	5,220	4,450	4,482	4,266

Interest on Long-Term Debt	19,664	17,961	11,795	10,919	9,404

Amortization of Debt Discount Expense	307	233	151	136	112

Other Interest	2,015	2,474	1,156	1,949	1,675

Total	$36,066	$35,937	$27,287	$26,232	$23,490

Fixed Charges:

Interest of Long-Term Debt	$19,664	$17,961	$11,795	$10,919	$9,404

Amortization of Debt Discount Expense	307	233	151	136	112

Other Interest	2,015	2,474	1,156	1,949	1,675

Pre-tax Preferred Stock Dividend Requirements	194	208	199	213	208

Total	$22,180	$20,876	$13,301	$13,217	$11,399

Ratio of Earnings to Fixed Charges	1.63	1.72	2.05	1.98	2.06